--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                   Form 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1998 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ___________ TO
    _____________.

Commission file number 0-25034

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        GREATER BAY BANCORP 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              GREATER BAY BANCORP
                            2860 WEST BAYSHORE ROAD
                          PALO ALTO, CALIFORNIA 94303


--------------------------------------------------------------------------------

                                  INTRODUCTION

       Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the "Plan"). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

                              REQUIRED INFORMATION

1.  Financial Statements and Schedules.

    These statements and schedules are listed below in the Table of Contents.

2.  Exhibits.

    23.1  Consent of PricewaterhouseCoopers LLP

        Greater Bay Bancorp 401(k) Plan
        Reports on Audits of Financial Statements
        As of December 31, 1998 and 1997 and
        for the year ended December 31, 1998

Greater Bay Bancorp
401(k) Plan
Table of Contents to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------


                                                                           Pages


Report of Independent Accountants                                            1


Financial Statements:

  Statements of Net Assets Available for Benefits as of
    December 31, 1998 and 1997                                               2

  Statement of Changes in Net Assets Available for Benefits with Fund
    Information for the year en ded December 31, 1998                        3


Notes to Financial Statements                                                4


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
    as of December 31, 1998                                                 10

  Item 27d - Schedule of Reportable Transactions (Series of Transactions)
    for the year ended December 31, 1998                                    11

                       Report of Independent Accountants


June 9, 1999


To the Trustee of the
Greater Bay Bancorp 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Greater Bay Bancorp 401(k) Plan (the "Plan") as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management ; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management . The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Greater Bay Bancorp
401(k) Plan
Statements of Net Assets Available for Benefits
as of December 31, 1998 and 1997
--------------------------------------------------------------------------------

Assets                                                              1998           1997

Cash                                                              $         -   $    45,620
                                                                  -----------   -----------
Investments, at fair market value:
 Shares of money market funds:
  Greater Bay Trust Floating Rate Fund                                518,247       347,176

 Shares of registered investment companies:
  Vanguard Total Bond Index Fund                                      326,356        69,580
  Vanguard Institutional Index Fund                                 1,592,203       913,274
  T. Rowe Price International Stock Fund                              332,175       233,681
  Greater Bay Trust Tactical Asset Allocation Program               4,189,080     3,038,001
  Greater Bay Bancorp Common Stock                                  4,153,916     2,213,019
  Participant notes receivable                                        267,890       248,103
                                                                  -----------   -----------

    Total investments                                              11,379,867     7,062,834
                                                                  -----------   -----------

Receivables:
 Employer's contributions                                             190,833        88,778
 Participants' contributions                                           62,139             -
 Accrued interest and dividends                                        29,462        13,552
                                                                  -----------   -----------

    Total receivables                                                 282,434       102,330
                                                                  -----------   -----------

    Total assets                                                  $11,662,301   $ 7,210,784
                                                                  -----------   -----------
Liabilities

Accrued liabilities                                                         -           391
                                                                  -----------   -----------

    Total liabilities                                                       -           391
                                                                  -----------   -----------

     Net assets available for benefits                            $11,662,301   $ 7,210,393
                                                                  -----------   -----------

The accompanying notes are an integral part of these financial statements.


Greater Bay Bancorp
401(k) Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
For the year ended December 31, 1998
---------------------------------------------------------------------------------------------------------------------------------
                                                                          Participant Directed
                                          ---------------------------------------------------------------------------------------
                                                                                                       Greater Bay
                                           Greater                                      T. Rowe           Trust        Greater
                                          Bay Trust     Vanguard       Vanguard          Price           Tactical        Bay
                                           Floating    Total Bond    Institutional    International       Asset        Bancorp
                                             Rate        Index          Index            Stock          Allocation     Common
                                             Fund         Fund           Fund            Fund             Program       Stock
Additions to net assets attributed to:
 Investment income:
  Interest                                 $ 22,430     $      -      $        -        $      -        $       12    $        -
  Dividends                                       -        7,005          29,708          25,138            81,817        36,965
  Net appreciation (depreciation) in
   the fair value of investments                  -        1,199         286,094          30,477           799,973     1,034,611
 Contributions:
  Employer                                   25,898       19,570         109,645          23,172           209,145       177,805
  Participant                                50,932       47,869         253,204          45,709           440,455       418,907
  Rollover                                   96,141       14,663          79,681           3,682            94,413        61,816
 Realized gains (losses)                          -           12           2,517            (249)          (24,954)       29,461
                                           --------     --------      ----------        --------        ----------    ----------
    Total additions                         195,401       90,318         760,849         127,929         1,600,861     1,759,565
                                           --------     --------      ----------        --------        ----------    ----------

Deductions from net assets attributed to:
 Benefit payments and distributions          12,214        1,046          36,721           3,799            75,918       135,890
                                           --------     --------      ----------        --------        ----------    ----------
    Total deductions                         12,214        1,046          36,721           3,799            75,918       135,890
                                           --------     --------      ----------        --------        ----------    ----------
Transfers in (out)                          (12,116)     167,504         (45,199)        (25,636)         (373,864)      317,222
                                           --------     --------      ----------        --------        ----------    ----------
Net increase                                171,071      256,776         678,929          98,494         1,151,079     1,940,897
                                           --------     --------      ----------        --------        ----------    ----------
Balance at beginning of year                347,176       69,580         913,274         233,681         3,038,001     2,213,019
                                           --------     --------      ----------        --------        ----------    ----------
Balance at end of year                     $518,247     $326,356      $1,592,203        $332,175        $4,189,080    $4,153,916
                                           ========     ========      ==========        ========        ==========    ==========
                                              Participant Directed
                                          ----------------------------
                                          Participant
                                              Notes
                                           Receivable      Other, net        Total
Additions to net assets attributed to:
 Investment income:
  Interest                                 $ 23,205         $      -      $    45,647
  Dividends                                       -           12,690          193,323
  Net appreciation (depreciation) in
   the fair value of investments                  -                -        2,152,354
 Contributions:
  Employer                                        -          102,055          667,290
  Participant                                     -           62,139        1,319,215
  Rollover                                        -                -          350,396
 Realized gains (losses)                          -                -            6,787
                                           --------         --------      -----------
    Total additions                          23,205          176,884        4,735,012
                                           --------         --------      -----------

Deductions from net assets attributed to:
 Benefit payments and distributions          17,516                -          283,104
                                           --------         --------      -----------
    Total deductions                         17,516                -          283,104
                                           --------         --------      -----------
Transfers in (out)                           14,098          (42,009)               -
                                           --------         --------      -----------
Net increase                                 19,787          134,875        4,451,908
                                           --------         --------      -----------
Balance at beginning of year                248,103          147,559        7,210,393
                                           --------         --------      -----------
Balance at end of year                     $267,890         $282,434      $11,662,301
                                           ========         ========      ===========

  The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.  Plan Description

    On November 27, 1996, Cupertino National Bancorp (Cupertino) merged with Mid-Peninsula Bancorp (Mid-Peninsula). The surviving entity, Mid-Peninsula, was renamed Greater Bay Bancorp (GBB). The Board of Directors of GBB concurrently approved the merger of the Mid-Peninsula 401(k) Plan into the Cupertino 401(k) Plan and renamed the plan as the Greater Bay Bancorp 401(k) Plan (the Plan), effective December 31, 1996.

    On December 23, 1997 and May 8, 1998, GBB completed its mergers with Peninsula Bank of Commerce (PBC) and Golden Gate Bank (GGB), respectively. The 401(k) plans of PBC (PBC Plan) and GGB (GGB Plan) were not merged with the Plan as of December 31, 1998. As such, the accompanying financial statements of the Plan do not include any information as to the PBC and GGB Plans. The PBC Plan was frozen upon the date of merger and the GGB Plan was terminated the day before the merger, and the merged employees of PBC and GGB became participants of the Plan.

    The assets of the PBC Plan will be merged with the assets of the Plan once GBB has ensured that all operational and/or form defects of the PBC Plan have been corrected and approved by the Internal Revenue Service (IRS) under one of the IRS remedial programs. GGB will distribute benefits to participants of the GGB Plan upon the receipt of a favorable determination letter from the IRS on the qualification of the terminated GGB Plan. At that time, GBB will permit rollovers from the GGB Plan into the Plan at the participant's election. The following description of the Plan is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of GBB and its subsidiaries who are 21 years of age or older. As of December 31, 1998, the subsidiaries consisted of Cupertino National Bank, Mid-Peninsula Bank, Peninsula Bank of Commerce and Golden Gate Bank (collectively, the Subsidiaries). GBB and the Subsidiaries are herein collectively referred to as "the Company." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     All of the Plan's assets are held by the Greater Bay Trust Company (the Trustee), a division of Cupertino National Bank.

     Contributions

     Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution to the Plan on behalf of each participant who elects to contribute to the Plan, in an amount equal to 62.5% of the first 8% of the eligible compensation that such a participant elects to contribute to the Plan. Additional Company contributions may be made at the discretion of GBB. The allocation of qualified nonelective contributions is made to the accounts of only non-highly compensated participants.

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant accounts

     Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) rollovers. Allocations are based on participant directions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Employees hired prior to December 31, 1996 are 100% vested in all accounts. For employees hired after December 31, 1996, vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service as follows:



                                                   Percent
              Years of Service                      Vested
                      1                                25%
                      2                                50%
                      3                                75%
                  4 or more                           100%

     Forfeitures

     Participants who terminate employment before they are 100% vested in their Company contributions will forfeit the nonvested portion of the Company contributions allocated to their accounts. Forfeitures, if any, shall be used to reduce the contribution of the employer for the Plan year in which such forfeitures occur.

     Investment options

     Upon enrollment in the Plan, participants may direct their contributions at any time in whole percent increments into any of the following six investment options:

        . Greater Bay Trust Floating Rate Fund - Funds are invested in a money market type account. The rate paid is equivalent to the six-month U.S. Treasury bill auction rate plus 0.25%.

        . Vanguard Total Bond Index Fund - Funds are invested in shares of a registered investment company that invests in a combination of bonds and other "fixed income" securities.

        . Vanguard Institutional Index Fund - Funds are invested in shares of a registered investment company that invests in stocks included in the Standard & Poor's 500 Index.

        . T. Rowe Price International Stock Fund - Funds are invested in preferred stocks, warrants, convertibles, and/or debt securities. The Fund typically maintains

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

           investments in at least three foreign countries, and may invest in both industrialized and developing countries.

        . Greater Bay Trust Tactical Asset Allocation Program - Funds are invested in equity securities, bonds, and cash.

        . Greater Bay Bancorp Common Stock - Funds are invested in common stock of the Company.

     Participants may change their investment options quarterly for new deferrals and may change investment of a present balance daily.

     Participant notes receivable

     Plan participants are permitted to borrow against the vested interest in their account up to a maximum of 50% of the vested amount ranging from a minimum of $1,000 and a maximum of $50,000. Loan terms range from one to 30 years. The loans are secured by the balance in the participant's account and bear interest rates that range from 7.75% to 11%. Principal and interest is paid ratably through semi-monthly payroll deductions.

     Payment of benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.  Summary of Significant Accounting Policies

     Basis of accounting

     The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provides for various investment options in any combination of the above mutual fund and money market investment types, which themselves are invested in various combinations of stock, bond, income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Investment valuation and income recognition

     The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivables are valued at cost which approximates market.

     Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (depreciation) in the fair value of the Plan's investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions

     Employee contributions are recorded in the period during which GBB makes payroll deductions from the Plan participants' earnings. Matching GBB contributions are recorded quarterly.

     Payment of benefits

     Benefits are recorded when paid.

     Tax status

     The Internal Revenue Service (IRS) has determined and informed GBB by a letter dated May 5, 1995, that the Plan, as then designed, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

3.  Plan Administration and Expense

    GBB currently bears the administrative expenses associated with the management of the Plan. As such, no administrative expenses are reflected in the Plan's financial statements.

4.  Plan Termination

    Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested.

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                              December 31,
                                                                                       1998                1997
          Net assets available for benefits per the financial statements          $ 11,662,301         $ 7,210,393
          Amounts allocated to withdrawing participants                                      -             (17,048)
                                                                                  ------------         -----------
          Net assets available for benefits per the Form 5500                     $ 11,662,301         $ 7,193,345)
                                                                                  ------------         -----------


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                             Year Ended
                                                                                             December 31,
                                                                                                1998
          Benefits paid to participants per the financial statements                         $ 283,104
          Add: Amounts allocated to withdrawing participants at
           December 31, 1998                                                                         -
          Less: Amounts allocated to withdrawing participants at
           December 31, 1997                                                                   (17,048)
                                                                                             ---------

          Benefits paid to participants per the Form 5500                                    $ 266,056
                                                                                             ---------

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  Subsequent Events

    On May 21, 1999, GBB completed its merger with Bay Area Bancshares (BAB). BAB terminated its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated BAB 401(k) plan, GBB will permit rollovers from the BAB 401(k) plan into the Plan at the participants' discretion.

Greater Bay Bancorp
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.  Related Party Transactions

    One of the investment options of the Plan (see Note 1) is managed by the Greater Bay Trust Company. The Greater Bay Trust Company is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. However, no fees were paid by the Plan to the Trustee for the investment management services.

8.  Concentration of Risk

    A portion of the Plan's assets are invested in common stock of Greater Bay Bancorp. This investment fund represents 36% of the Plan's total assets at December 31, 1998 and 48% of the Plan's net investment appreciation for the year ended December 31, 1998.

                             Supplemental Schedules

Greater Bay Bancorp
401(k) Plan
Item 27a-Schedule of Assets Held for Investment Purposes
As of December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Historical
Identity of Issuer                                              Description of Investments             Cost             Fair Value

*Greater Bay Trust Floating Rate Fund                        Money Market Fund                      $  518,247          $  518,247

Vanguard Total Bond Index Fund                               Registered Investment Company             324,565             326,356

*Greater Bay Trust Tactical Asset Allocation Program         Allocation Program                      3,166,836           4,189,080

Vanguard Institutional Index Fund                            Registered Investment Company           1,165,337           1,592,203

T. Rowe Price International Stock Fund                       Registered Investment Company             309,089             332,175

Greater Bay Bancorp Common Stock                             Common stock of Company                 2,056,817           4,153,916

*Participant notes receivable                                Loans, secured by balance of vested
                                                             7.75% to 11%                              267,890             267,890
                                                                                                  -------------       ------------
                                                                                                    $7,808,781        $ 11,379,867
                                                                                                  -------------       ------------

*Represents party-in-interest to the Plan.

Greater Bay Bancorp
401(k) Plan
Itme 27d - Schedule of Reportable Transactions (Series of Transactions)
For the year ended December 31, 1998
--------------------------------------------------------------------------------

               (a)                              (b)                 (c)            (d)            (e)          (f)         (g)
                                                                                                            Fair Value
                                                                                                           of Assets on
           Identity of                                             Purchase       Selling      Cost of     Transaction    Net Gain
         Party Involved                 Description of Assets        Price        Price        Assets         Date        or (Loss)

1) Greater Bay Trust Floating     69 Purchase of fund shares      $  167,062                  $  167,062    $  167,062          -
   Rate Fund                      49 sales of fund shares                       $  338,270    $  338,270    $  338,270          -

2) Greater Bay Bancorp            72 purchases of fund shares     $1,094,734                  $1,094,734    $1,094,734          -
   Common Stock                   18 sales of fund shares                       $   83,714    $   39,856    $   83,714   $ 43,858

3) Greater Bay Trust Tactical     61 purchases                    $  928,016                  $  928,016    $  928,016          -
   Asset Allocation Program       40 sales                                      $  552,864    $  448,847    $  552,864   $104,017

4) Vanguard Institutional         67 purchases of fund share      $  549,998                  $  549,998    $  549,998          -
   Index Fund                     33 sales of fund shares                       $  159,519    $  122,006    $  159,519   $ 37,513


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Greater Bay Bancorp 401 (k) Plan
                                       --------------------------------
                                                (Name of Plan)



Date:  June 29, 1999                   By:   /s/ Hall Palmer
                                             ---------------
                                             Hall Palmer
                                             Executive Vice President
                                             and Senior Trust Officer
                                             Greater Bay Trust Company,
                                             Trustee for the Plan

                                  EXHIBIT INDEX

Exhibit No.       Exhibit
-----------       -------

23.1              Consent of PricewaterhouseCoopers LLP